SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No.   )
______________________


Heartland Wireless Communications, Inc.
(Name of Issuer)


Common Stock, par value $.001 per share
(Title of Class
of Securities)

42235W 10 8
(CUSIP Number)
______________________

Thomas C. Dircks, Charterhouse Group International, Inc.
535 Madison Avenue, New York, New York 10022
(212) 421-3125
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement
__X___.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Charterhouse Group International, Inc.
               13-3312709


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)

3.   SEC Use Only



4.   Sources of Funds*
     OO


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power        1,519,809
of
Shares         8.   Shared Voting Power      None
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power   1,519,809

               10.  Shared Dispositive Power None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,519,809


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     7.8%


14   Type of Reporting Person*

     CO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

Common Stock, par value $.001 per share, of Heartland Wireless
Communications, Inc. ("Heartland"), 903 North Bowser, Suite 140,
Richardson, Texas 75201.

Item 2.   Identity and Background

Charterhouse Group International, Inc., a Delaware corporation ("Charterhouse"), is a private investment firm specializing in leveraged buy-out acquisitions and is located at 535 Madison Avenue, New York, New York 10022. For information about the executive officers and directors of Charterhouse, see Attachment A.

Item 3.   Source and Amount of Funds or Other Consideration

An affiliate of Charterhouse received 1,519,809 shares of Heartland Common Stock in exchange for 5,010,900 shares of Common Stock, par value $.01 per share, of CableMaxx, Inc. ("CableMaxx") pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of September 11, 1995 (the "Merger Agreement"), by and among, CableMaxx, Heartland and a wholly-owned subsidiary of Heartland. Pursuant to the Merger Agreement, each share of CableMaxx Common Stock was converted into .3033 shares of Heartland Common Stock. The aggregate value of the shares of Heartland Common Stock beneficially owned by Charterhouse as a result of the consummation of the Merger Agreement was $42,592,647.23.

Item 4.   Purpose of Transaction

An affiliate of Charterhouse received shares of Heartland Common Stock pursuant to the Merger Agreement. In connection with the consummation of the Merger Agreement, an affiliate of Charterhouse executed a Registration Rights Agreement, dated as of February 23, 1996 (the "Registration Rights Agreement"), with Heartland. Pursuant to the Registration Rights Agreement, Heartland has agreed to register the shares beneficially held by Charterhouse under the Securities Act of 1933, as amended. Charterhouse may dispose of some or all of such securities from time to time based on market conditions.

Item 5.   Interest in Securities of the Issuer

(a)  Charterhouse beneficially owns 1,519,809 shares of Heartland
     Common Stock, or 7.8% of the outstanding shares of Common
     Stock of Heartland.

(b) Charterhouse has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of the 1,519,809 shares of Heartland Common
     Stock beneficially held by it.

(c) On February 23, 1996, Charterhouse disposed of 150,000 shares of Heartland Common Stock at a price of $26.00 per share net of commissions in a transaction through Gerard
     Klauer & Mattison & Co.

(d)  None.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

None.

Item 7.   Material to be Filed as Exhibits

None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 1, 1996
     Date

                         CHARTERHOUSE GROUP INTERNATIONAL, INC.


                         By:  /s/ Cheri E. Lieberman
                              Cheri E. Lieberman
                              Vice President

                           Schedule A
             Charterhouse Group International, Inc.

Directors*

Peter A. Carnwath
Managing Director
Electra Inc.
70 East 55th Street, 25th Floor
New York, New York 10022

A. Lawrence Fagan
Executive Vice President and Chief Operating Officer
Charterhouse Group International, Inc.
535 Madison Avenue
New York, New York 10022

Merril M. Halpern
Chairman and Co-Chief Executive Officer
Charterhouse Group International, Inc.
535 Madison Avenue
New York, New York 10022

Jerome L. Katz
President and Co-Chief Executive Officer
Charterhouse Group International, Inc.
535 Madison Avenue
New York, New York 10022

Alfred Schechter
Chief Executive Officer of Cryenco Sciences, Inc.
c/o Charterhouse Group International, Inc.
535 Madison Avenue
New York, New York 10022

Coen N. Teulings
Investor
Merifin Europe S.A.
Avenue Lloyd George 6, Boite 8
B-1050
Brussels, Belgium


* Each individual is a United States citizen, except for Messrs.
Carnwath, Teulings, Mobbs and Brown.

Sir Nigel Mobbs
Chairman
Slough Parks Holdings Incorporated
c/o Slough Estates plc
234 Bath Road
Slough
Berkshire, SL1 4EE
England

John F. Brown
Deputy Managing Director
CIN Venture Managers Limited
Hobart House
Grosvenor Place
London SWIX 7AD
England

Executive Officers (other than those listed above who are also serving as directors)*

Patricia R. Merrick
Senior Vice President
Charterhouse Group International, Inc.
535 Madison Avenue
New York, New York 10022

Richard T. Henshaw III
Senior Vice President
Charterhouse Group International, Inc.
535 Madison Avenue
New York, New York 10022

Thomas C. Dircks
Vice President
Charterhouse Group International, Inc.
535 Madison Avenue
New York, New York 10022

Phyllis Haberman
Vice President
Charterhouse Group International, Inc.
535 Madison Avenue
New York, New York 10022

Wai Wah Chin
Vice President
Charterhouse Group International, Inc.
535 Madison Avenue
New York, New York 10022

Cheri E. Lieberman
Vice President and Controller
Charterhouse Group International, Inc.
535 Madison Avenue
New York, New York 10022


*  Each individual is a United States citizen.